

06002751

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonnington Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. Figueroa Street, Suite 1100
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas H. Stonnington (213) 683-4511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, (Address) Encino, (City) California (State) 91316 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas H. Stonnington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonnington Group, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Nicholas H. Stonnin

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2006
WASH. D.C.
209
SECTION

STONNINGTON GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE TWENTY FOUR MONTHS ENDED
DECEMBER 31, 2005

STONNINGTON GROUP, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Members
Stonnington Group, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Stonnington Group, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity, and cash flows for the twenty four months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonnington Group, LLC as of December 31, 2005 and the results of its operations and cash flows for the twenty four months then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
February 21, 2006

STONNINGTON GROUP, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash (Note 1)	$	26,315
Accounts receivable		40,980
Deposits with clearing firm		100,000
Total assets	$	167,295

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	16,627
Accrued salaries		2,579
Income taxes payable		3,400
Total liabilities	$	22,606
Members' equity		144,689
Total liabilities and members' equity	$	167,295

The accompanying notes are an integral part of these financial statements

STONNINGTON GROUP, LLC

Statement of Income
For the twenty four months ended December 31, 2005

REVENUES:		
Fees	$	941,099
Commisions	$	6,098
Loss on securities		(4,703)
Other income		6,814
Total income		949,308
EXPENSES:		
Salaries		286,195
Professional fees		393,764
Occupancy		77,525
Travel and entertainment		64,307
Other operating expenses		357,029
Total expenses		1,178,820
NET LOSS BEFORE INCOME TAXES		(229,512)
INCOME TAX PROVISION (NOTE 2)		
Income tax expense		(4,200)
NET LOSS	$	(233,712)

The accompanying notes are an integral part of these financial statements

STONNINGTON GROUP, LLC

Statement of Members' Equity
For the twenty four months ended December 31, 2005

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance January 1, 2004	$0		$0
Capital contributed	378,401		
Net loss		(233,912)	(233,912)
Ending balance December 31, 2005	$378,401	($233,912)	$144,489

The accompanying notes are an integral part of these financial statements

STONNINGTON GROUP, LLC

Statement of Cash Flows
For the twenty four months ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(233,712)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(40,980)
Deposit with clearing broker		(100,000)
Increase (decrease) in:		
Accounts payable		16,627
Accrued salaries		2,579
Income taxes		3,400
Total adjustments		(118,374)
Net cash used in operating activities		(352,086)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed		378,401
Net cash provided by financing activities activities		378,401
Increase in cash		26,315
Cash at beginning of year		-
Cash at end of year	$	26,315
Cash paid during the twenty four months for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

STONNINGTON GROUP, LLC

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Stonnington Group, LLC, (the "Company") was formed in California and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California. The firm is also registered with the Securities and Exchange Commission as a Registered Investment Advisor with custody of client assets to the extent it receives its prepaid investment advisory fees from its client custodians.

The firm is a Limited Liability Company, wholly owned by its member Mr. Nick Stonnington.

The Company has an agreement with Pershing, LLC (the "Clearing Broker"), to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exceptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3 (k) (2) (ii).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash:

Cash equivalents include highly liquid in investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition:

The firm's fee income is recognized upon consummation of contracts.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2005.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counters-parties primarily include broker-dealers, banks, and other institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Leases:

The firm is operating on a month-to-month sublease. The sublease is with The Seidler Companies Incorporated which calls for a monthly payment of $2,927.50 with a six month notice of cancellation by either party.

Related party transactions:

Stonnington Group, LLC has not entered into an expense sharing agreement with any entity. The Company pays directly for its operating expenses.

The Company does not perform broker-dealer related services for any of the hedge funds which are part the firm.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. The State of California imposes a minimum LLC fee. Furthermore, the company is taxed based upon gross income which for the twenty-four months ended December 31, 2005 was an additional $3,400.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $143,327 which is $43,327 in excess of the minimum of $19,125 required and its ratio of aggregate indebtedness ($22,606) to net capital was 0.16 which is less than the 8 to 1 maximum ratio of a broker dealer in its first year of operation.

STONNINGTON GROUP, LLC

Statement of Net Capital
Schedule I
For the twenty four months ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Members' equity, December 31, 2005	$ 148,089	$ 144,689	3,400
Subtract - Non allowable assets:			
Accounts receivable	1,362	1,362	-
Tentative net capital	146,727	143,327	3,400
Haircuts	-	-	-
NET CAPITAL	146,727	143,327	3,400
Minimum net capital	100,000	100,000	-
Excess net capital	$ 46,727	$ 43,327	$ 3,400
Aggregate indebtedness	19,206	22,606	(3,400)
Ratio of aggregate indebtedness to net capital	0.13%	0.16%	

The difference was the income tax accrual
at December 31, 2005.

The accompanying notes are an integral part of these financial statements

STONNINGTON GROUP, LLC

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the Provision of Rule 15c3-3 (k) (2) (i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k) (2) (i) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Stonnington Group, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Stonnington Group, LLC for the twenty four months then ended December 31, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonnington Group, LLC that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering Provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



Brian W. Anson
Certified Public Accountant
Encino, California
February 21, 2006